Exhibit 1

B.V.R. SYSTEMS (1998) LTD.
                                                                 BUSINESS NEWS


             BVR WINS $4.5 MILLION CONTRACT TO PROVIDE ENHANCEMENTS
             ------------------------------------------------------
                  TO SHIP-BORNE EMBEDDED NAVAL TRAINING SYSTEM
                  --------------------------------------------


           ROSH HA'AYIN, ISRAEL - NOVEMBER 19, 2002 - BVR SYSTEMS (1998) LTD. (NASDAQ: BVRS), a diversified world leader in advanced military training and simulation systems, today announced that it has been awarded a contract by a foreign naval force to provide enhancements to a ship-borne, embedded naval training system for approximately $4.5 million.

           Through the program, BVRS will introduce new training and simulation capabilities to the Naval Combat Maneuvering Instrumentation (NCMI) System. The upgraded system is designed to provide the capability to conduct both live and field training sessions at sea and constructive wargaming exercises (tactical and technical) ashore.

           The NCMI enables exercise planning, management, control and debriefing of surface-to-air, air-to-surface, surface-to-surface and surface-to-subsurface training capabilities. The upgraded NCMI will support confederated training at sea with full interaction with Air Combat Maneuvering Instrumentation (ACMI) systems and will introduce new Maritime Computer Generated Forces.

                     BVR Systems' Chief Executive Officer, Yoel Katzir, commented that the NCMI system is one of the most advanced naval training and debriefing systems available and is the only known training system that provides for full scale confederated training at sea. "The award of this contract to BVRS, by this advanced navy force illustrates our customer's belief in the caliber of our systems and technologies."

                     This contract represents an important milestone in BVRS' mission to provide comprehensive systems that include full interoperability between all domains of the military training and simulation world, which include live training and virtual training. By providing this system, BVRS expects to further position itself as a true technological leader in the rapidly changing market of today and tomorrow.

                     "This contract fosters BVRS' highly competitive position in naval training and capitalizes on our existing expertise. We strive to innovate training technology and bring new levels of capabilities to the armed forces," added Mr. Katzir.


BVR SYSTEMS (1998) LTD., (NASDAQ:BVRS), ESTABLISHED IN 1998 AS AN INDEPENDENT SPIN-OFF, IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S NEWLY LAUNCHED AND INNOVATIVE WEB SITE AT: HTTP://WWW.BVRSYSTEMS.COM.


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This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that contracts we are awarded with may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; we have reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect ours operations and may limit our ability to produce and sell our products, we may fail in realizing the benefit anticipated form co-operation and alliances with other players in the industry; inability to timely develop and introduce new technologies, products and applications; the changes in technology and market requirements; decline in demand for the our products; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information - Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2001. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.